Exhibit 21.1

Subsidiaries of Encore Acquisition Company

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization

EAP Energy, Inc.	Delaware
EAP Properties, Inc.	Delaware
EAP Operating, Inc.	Delaware
EAP Energy Services, L.P.	Texas
Encore Operating, L.P.	Texas
Encore Operating Louisiana LLC	Delaware